4086 Del Rey Ave. Marina Del Rey, CA 90292 Phone: 310-437-7545 Fax: 310-919-3072

April 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: David H. Roberts
Mail Stop 4561

Dear Mr. Roberts:

Please find below a description of the response or details of the supporting documents provided herein for each of the items referenced in the first comment in the April 4, 2006 letter:

Item 7 - Reference to the Jupiter Media study has been deleted in the SB-2/A. The US Bancorp Piper Jaffray study is attached, with enumerated sub-references on the cover page of the document pertaining to specific comments in the SB-2/A.

Item 32 - Reference to the term “high-quality” have been deleted throughout the SB-2/A.

Item 33 - Highlighted article #1 attached in response to trust being an important determinant for online visits and purchases.

Item 44 - Internal data marked #2 in response to the comment that our content drives higher click-throughs.

Item 48 - Internal report marked #3 in response to the comment that our content drives higher rankings with search engines.

Comment 4:
First Bullet - The text was changed in response to this comment and we believe that it no longer warrants third-party support.
Second Bullet - The text was changed in response to this comment and we believe that it no longer warrants third-party support.
Third Bullet - The text was changed in response to this comment and we believe that it no longer warrants third-party support.

Please feel free to contact me if you have any questions and thank you for your efforts on our behalf.

Sincerely,

/s/ Frank Knuettel II

Frank Knuettel II
Chief Financial Officer